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                            November 16, 2023

       Stephen Preston
       Co-Chief Executive Officer
       FrontView REIT, Inc.
       3131 McKinney Avenue
       Suite L10
       Dallas, TX 75204

                                                        Re: FrontView REIT,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-11
                                                            Submitted October
31, 2023
                                                            CIK No. 0001988494

       Dear Stephen Preston:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-11

       Our Business and Growth Strategies , page 3

   1. We note your response to prior comment 5. Please clarify the term "last look."
       Risk Factors
       We have identified a material weakness . . ., page 29

   2. We note your response to prior comment 6; however, you have not clarified the status of the material
weaknesses. Please disclose when the company expects the material weaknesses to be
remediated or advise.
 Stephen Preston
FirstName
FrontView LastNameStephen  Preston
          REIT, Inc.
Comapany 16,
November  NameFrontView
              2023        REIT, Inc.
November
Page 2    16, 2023 Page 2
FirstName LastName
Distribution Policy, page 54

3. Please describe in detail the restrictions in your debt agreements and their potential impact on your ability to pay the distributions at the rates identified. Dilution, page 58

4. We note your response to prior comment 8 and we reissue the comment because our comment related to note (1) and (2) to the second table within your dilution disclosure. Please tell us how the information in note (1) and note
(2) to the table on page
         59 are reflective of the effective cash contribution. Please refer to
Item 506 of Regulation
         S-K.
Management's Discussion and Analysis...
Factors that Affect our Results of Operations and Financial Condition, page 62

5. You state in response to prior comment 10 that all your leases are net leases; however, you have not clarified whether your leases are single net lease, double net lease or triple net lease. Nor have you provided a more detailed description of how many of these leases you have in each of these categories. Please provide this disclosure or advise.
Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

6. We note you state that the unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2023 and for the year ended December 31,
         2022 gives effect to the Company   s initial public offering and
certain other completed and
         proposed transactions, as if these events had occurred on January 1, 2023 and January 1,
         2022, respectively. Please revise your unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2023 to give effect to such transactions as if the events occurred on January 1, 2022, the beginning of the fiscal year presented. Reference is made to Rule 11-02 of Regulation S-X.
7. We note your adjustment (J). Please tell us how you determined it was appropriate to reflect a gain on joint venture acquisition within the unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2023 and for the year ended December 31, 2022, as opposed to just one such statement. Reference is made to Rule 11-02 of Regulation S-X.
8. We note your adjustment (J). It does not appear that you have reflected an adjustment for the accretion of fair value increment of assumed indebtedness within your unaudited pro forma condensed consolidated statements of operations. Please advise or revise.
7. Partners' Capital, page F-34

9. We note your response to prior comment 21. Please enhance your disclosure within the notes to your audited financial statements to convey similar disclosure to that which you added on page F-62 to your interim financial statements.
 Stephen Preston
FrontView REIT, Inc.
November 16, 2023
Page 3
9. Convertible Non-Controlling Preferred Interests, page F-35

10. We note your response to prior comment 22. Please additionally provide this policy disclosure within the notes to your audited financial statements.
       Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameStephen Preston
                                                           Division of
Corporation Finance
Comapany NameFrontView REIT, Inc.
                                                           Office of Real
Estate & Construction
November 16, 2023 Page 3
cc:       Stuart A. Barr, Esq.
FirstName LastName